

May 21, 2024

Lee Chong Chow
Chief Executive Officer
Phoenix Plus Corp.
2-3 & 2-5 Bedford Business Park, Jalan 3/137B
Batu 5, Jalan Kelang Lama
58200 Kuala Lumpur, Malaysia

>   **Re: Phoenix Plus Corp.**
>   **Form 10-K for the fiscal year ended July 31, 2023**
>   **Form 10-K/A for the fiscal year ended July 31, 2023**
>   **File No. 333-233778**

Dear Lee Chong Chow:

We have reviewed your amended Form 10-K filed on May 21, 2024 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

Form 10-K/A for the fiscal year ended July 31, 2023

Exhibits

1.   We note that you filed an amended Form 10-K on May 21, 2024 which included a cover page, an explanatory note, management's annual report on internal control over financial reporting as of July 31, 2023 pursuant to Item 9A. Controls and Procedures, and signatures. However, we are unable to locate the revised exhibit list and certifications that you note in your Explanatory Note were included in the Form 10-K/A. Please amend your filing accordingly.

      Please contact Jeffrey Lewis at 202-551-6216 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction